Exhibit 99.1

LIZHI INC. to Change its Nasdaq Ticker Symbol to “SOGP”

GUANGZHOU, China, January 11, 2024 (GLOBE NEWSWIRE) -- LIZHI INC. (“LIZHI” or the “Company”) (NASDAQ: LIZI), an audio-based social and entertainment platform, today announced that it will change the ticker symbol of its American depositary shares listed on the Nasdaq Capital Market from “LIZI” to “SOGP.” Trading under the new ticker symbol is expected to begin at the market opening on January 25, 2024.

No action by the Company’s shareholders is required with respect to the proposed ticker symbol change, and such change will not affect any rights of shareholders or the Company’s operations and financial position.

About LIZHI INC.

LIZHI INC. has created a comprehensive audio-based social ecosystem with a global presence. The Company aims to cater to users’ interests in audio entertainment and social networking through its product portfolios. LIZHI INC. envisions an audio ecosystem where everyone can be connected and interact through voices. LIZHI INC. has been listed on Nasdaq since January 2020.

For more information, please visit: http://ir.lizhi.fm.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LIZHI’s goals and strategies; LIZHI’s future business development, results of operations and financial condition; the expected growth of the online audio market; the expectation regarding the rate at which to gain active users, especially paying users; LIZHI’s ability to monetize the user base; fluctuations in general economic and business conditions in China and overseas markets; the impact of the COVID-19 to LIZHI’s business operations and the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to LIZHI; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86 (20) 8381-8791

E-mail: ir@lizhi.fm

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com